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SEC FILE NUMBER
8-30196

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gilder Gagnon Howe & Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

475 10th Avenue, 12th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Huynh	212-424-0365	Dhuynh@gghc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhouse Coopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___David Huynh_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Gilder Gagnon Howe & Co. LLC</u> , as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn to me on 2022, Feb 25th

JOYCE CHEUNG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6428318
Qualified in Queens County
My Commission Expires 01-18-2026

Notary Public

Signature:

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Gilder Gagnon Howe & Co. LLC
Index
December 31, 2021

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3-8



pwc

Report of Independent Registered Public Accounting Firm

To the Members of Gilder Gagnon Howe & Co. LLC

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Gilder Gagnon Howe & Co. LLC (the "Firm") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Firm as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on the Firm's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Firm in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2022

We have served as the Firm's auditor since 1981.

PricewaterhouseCoopers LLP, *300 Madison Avenue New York, New York 10017-6204*
T: 646 471 3000/4000, www.pwc.com/us

Gilder Gagnon Howe & Co. LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash and restricted cash	$	12,886,041
Receivable from clearing broker		8,503,451
Securities owned, held at clearing broker, at market value		43,304,103
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $5,178,394		10,756,936
Right of use asset		42,298,091
Other assets		5,881,994
Total assets	**$**	**123,630,616**

Liabilities and Members' Capital

Liabilities

Accrued compensation	$	13,616,525
Profit sharing plan		3,809,006
Accounts payable and accrued expenses		1,951,210
Lease liability		47,659,541
Other liabilities		1,979,223
Total liabilities	**$**	**69,015,505**
Members' capital		54,615,111
Total liabilities and members' capital	**$**	**123,630,616**

The accompanying notes are an integral part of the statement of financial condition.

1. **Organization and Nature of Operations**

   Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer and investment adviser registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Firm manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities and options. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Accordingly, substantially all of the Firm's credit exposures are concentrated with the clearing broker.

   The clearing broker has procedures to maintain collateral for the firm's introduced customer margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized and under-collateralized margin loans receivable, as the Firm is responsible for its clients to maintain margin in their respective customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this. At December 31, 2021, the Firm has recorded no liabilities with regard to the clearing broker's right.

   In addition, the Firm has the right to pursue collection or performance from customers or other counterparties who do not perform under their contractual obligations.

2. **Significant Accounting Policies**

   Cash and Restricted Cash
   The Firm primarily maintains its cash with one major financial institution, which exceeds federal insurance limits. The Firm maintains an irrevocable standby letter of credit in which a portion of the cash in the amount of $1,058,750 in a restricted cash account for the purposes of satisfying a lease deposit requirement.

   Receivable from Clearing Broker
   Receivable from clearing broker represents commissions earned from the Firm's customers and other income earned from the clearing broker. The Firm is subject to credit risk should the clearing broker be unable to pay the receivable from clearing broker balance reflected on the statement of financial condition; however, the Firm does not anticipate non-performance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing, and would also be classified as level two in the fair value hierarchy.

   Furniture, Equipment and Leasehold Improvements
   Furniture and equipment are depreciated over their estimated useful lives using the straight-line method with five and three year schedules. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method over a fifteen year schedule.

   Securities Owned, held at clearing broker, at market value
   The fair values of the Firm's securities owned approximate their carrying values due to their short-term nature. All of the Firm's securities owned are investments in money market accounts which are measured at fair value using the net asset value as practical expedient, therefore, are not required to be classified in the fair value hierarchy under ASC 820.

Distributions to Members

The allocation of income to the Firm's members is based on the members' agreement. The Firm generally distributes income to the members every month in arrears. In 2022, $23,558,520 was paid to members related to 2021 income.

Income Taxes

The Firm is a Limited Liability Company that is taxed as a partnership for federal income tax purposes and accordingly is not subject to federal or state corporate income taxes. However, the Firm is subject to the New York City Unincorporated Business Tax ("UBT"), which has a statutory tax rate of 4%. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The Firm recognizes tax positions on the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized on the statement of financial condition. As of December 31, 2021, the Firm has no uncertain tax positions.

The Firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Firm has significant business operations such as New York City. The tax years under examination vary by jurisdiction. The last open tax year that the Firm is subject to examination is 2016.

Leases

The Firm is a lessee in a non-cancellable operating lease, for an office space. The Firm determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable. Otherwise, the Firm uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available. The Firm's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The incremental borrowing rate is determined based on the Firm's credit standing. The incremental borrowing rate for the lease is 2.59%. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The firm classified this lease as an operating lease. The firm's remaining lease term as of December 31, 2021 is 15 years. The firm's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments. The firm's office space lease require it to make variable payments for the firm's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Allowance for Credit Losses
The Company has previously adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 326, ASU N. 2016-13, Measurement of Credit Losses on Financial Instruments, using the modified retrospective approach, which sets forth a current expected credit loss model that changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income.

The ASU's accounting model, Current Expected Credit Losses model (CECL) requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for receivables and certain off-balance sheet exposures at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses and does not impact the Company's results of operations or financial condition as there are no material assets with estimated credit losses.

The Company's receivables from clearing broker include amounts receivable from unsettled trades, accrued interest receivables and cash deposits. All of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time and is generally received within 45 days. The Company continually reviews the credit quality of its counterparties and has historically not experienced any losses from its clearing broker dealers.

The Company has established policies and procedures for mitigating credit risk on transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity.

The Company estimates credit losses on certain off-balance sheet credit exposures over the contractual period of a present obligation to extend credit, as the obligation is not unconditionally cancellable by the Company. The Company provides certain guarantees primarily to enable clients to enhance their credit standing and complete transactions. Other than the estimation of the probability of funding on such arrangements, the allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For off-balance sheet credit exposures, the allowance for credit losses is reported as a liability.

The Company evaluated historical cash collections and customer indemnifications as well as current conditions, and reasonable and supportable forecasts with our clearing broker. Based on these considerations, the allowance for credit loss in accordance with ASC 326 was not material for these receivables or off-balance sheet exposures as of December 31, 2021.

Use of Estimates
The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Furniture, Equipment and Leasehold Improvements

A summary of the components of furniture, equipment and leasehold improvements at December 31, 2021 are as follows:

Furniture	$ 1,744,787
Equipment	485,044
Leasehold improvements	13,705,499
	15,935,330
Accumulated depreciation and amortization	(5,178,394)
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization	$ 10,756,936

4. Defined Retirement and Contribution Benefit Plans

The Firm has a profit-sharing plan for all full-time eligible employees. The 2021 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2021, limited to a maximum of $58,000 per individual employee allowable under United States Treasury Department regulations.

The Firm also has a defined contribution benefit plan for all full-time eligible employees. The 2021 Firm contribution amount is based on the plan's schedule containing amounts per eligible individual. For the year ended December 31, 2021, the Firm incurred defined contribution benefit plan expenses of $277,528.54, which are included in employee compensation and benefits on the consolidated statement of income.

5. Deferred Incentive

Effective August 1, 2021, the Firm entered into an amendment to its clearing agreement in which the Firm received a one-time business development credit of $3 million (the "credit"). Based on accounting guidance from Topic 705, Accounting from Consideration Received from a Vendor, the Firm has recognized $1,725,000 as contra expense, and the balance of the deferred credit was $1,275,000 in line item "Other liabilities" as of December 31, 2021.

6. Commitments and Contingencies

Lease Commitments
Amounts reported in the balance sheet as of December 31, 2021 are as follows:

Operating Leases:	
Operating Lease ROU Assets	$ 42,298,091
Operating Lease Liabilities	47,659,541

The Firm is obligated under a non-cancelable lease for office space as of December 31, 2020, which was due to expire on September 30, 2031. In October 2020, the Firm signed a lease amendment which extended the original term of the lease from September 31, 2031 to December 31, 2036, and also provides for the Firm to rent additional space commencing on January 1, 2021 and ending on December 31, 2036. The future undiscounted rent obligation for the additional space totals $20,739,159 commencing on January 1, 2021 with rent payments commencing on January 1,

2022. Minimum future annual rental commitments under the non-cancelable operating lease are as follows:

Year Ending December 31

2022	3,257,757
2023	3,322,912
2024	3,389,370
2025	3,457,156
2026	3,566,922
2027 - Thereafter	41,266,868
Total minimum future rental payments	$ 58,260,985

The lease liability represents the present value of the minimum future rental payments:

Total Undiscounted Lease Payments	$ 58,260,985
Less Imputed Interest	(10,601,444)
Total Lease Liability	$ 47,659,541

Supplemental cash flow information related to leases for the year ended December 31, 2021 is as follows:

Lease liability arising from obtaining the right-of-use asset:	$ 16,669,907

On September 14, 2021 the Firm entered two sublease agreements (the "agreement(s)"), with individual third parties (the "sublessees"), for certain portions of its leased office space. The first sublease is for a proportionate share of 37.5% of the 14th floor leased by the Firm. The second sublease is for a proportionate share of 17% of the 14th floor leased by the Firm. The Firm has classified both agreements as operating leases at their inception. The term of each sublease is approximately five years with renewal options. For each agreement, lease income consists of fixed base rent with annual escalations and variable additional rents for a proportionate share of the building's actual property taxes and utilities. Under the agreements, the rent is abated until January 1, 2022. The subleases provide the sublessors the option to terminate the sublease by giving at least 12 months prior written notice, if the sublessee is not in default of any terms and conditions of the agreement. The agreements do not include restrictive financial or other covenants or any residual value guarantees. The Firm has recognized $144,316 in gross sublease income which is being netted against line item "Occupancy" expense for the year ended December 31, 2021.

Legal Matters
During the normal course of business, the Firm, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Firm does not believe that these matters will have a material adverse effect on the Firm's financial condition, net income or cash flows.

7. **Regulatory Requirements**
The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by SEC Rule 15c3-1, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2021, the Firm had net capital, as defined, of approximately $12,467,809, which was $12,217,809 in excess of the minimum

net capital requirement. Additionally, the Firm claims an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240. 15c3-3(k): (2)(ii). The firm met the identified exemption provision through the year ending December 31, 2021 without exception.

8. **Subsequent Events**
    The Firm has evaluated and determined that no other events or transactions occurred after December 31, 2021, and through February 25, 2022, which is the date the financial statements were available to be issued, that would require recognition or disclosure in the statement of financial condition.